

13000607

PE 01/28/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
JAN 28 2013
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1/28/13

Larry P. Medvinsky
Clifford Chance US LLP
larry.medvinsky@cliffordchance.com

Re: Equity LifeStyle Properties, Inc.

Dear Mr. Medvinsky:

This is in regard to your letter dated January 24, 2013 concerning the shareholder proposal submitted by Reinvestment Partners for inclusion in Equity LifeStyle Properties' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Equity LifeStyle Properties will include the revised proposal in its proxy materials, and that Equity LifeStyle Properties therefore withdraws its December 21, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Adam Rust
Reinvestment Partners
adam@reinvestmentpartners.org

C L I F F O R D

C H A N C E

CLIFFORD CHANCE US LLP

31 WEST 52ND STREET
NEW YORK, NY 10019-6131

TEL +1 212 878 8000
FAX +1 212 878 8375

www.cliffordchance.com

Via email: Shareholderproposals@sec.gov

January 24, 2013

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: **Stockholder Proposal of Reinvestment Partners relating to Equity LifeStyle Properties, Inc.**

Dear Ladies and Gentlemen:

We previously submitted to the staff of the Division of Corporation Finance (the "**Staff**") of the U.S. Securities and Exchange Commission a letter, dated December 21, 2012 on behalf of our client, Equity LifeStyle Properties, Inc. (the "**Company**"), requesting the Staff's concurrence that the web addresses contained in the stockholder proposal from Reinvestment Partners relating to the preparation of a report, updated annually, disclosing policies, procedures, memberships and payments regarding certain political contributions (the "**Proposal**"), may be excluded from the Company's proxy statement, form of proxy and any other proxy materials (collectively, the "**2013 Proxy Materials**") for the Company's 2013 Annual Meeting of Stockholders.

On January 22, 2013, Adam Rust (the proponent's representative) of Reinvestment Partners (the "**Proponent**") informed the Company and the Staff that the Proponent had agreed to strike the web addresses from its Proposal. Attached as **Exhibit A** is a copy of the correspondence from the Proponent confirming that the Proponent has agreed to modify the Proposal. Accordingly, in reliance on such correspondence, the Company hereby withdraws its request for a no-action letter from the Staff relating to the Proposal and has agreed to include the revised Proposal in the 2013 Proxy Materials.

A copy of this letter also is being provided simultaneously to the Proponent.

If you have any questions or require additional information, please do not hesitate to contact me at (212) 878-8149. Thank you for your attention to this matter.

Sincerely,



Larry P. Medvinsky, Esq.

cc: Kenneth A. Kroot, Esq.
Walter B. Jaccard
Reinvestment Partners

Exhibit A

REINVESTMENT PARTNERS 

"ADVOCATING FOR ECONOMIC JUSTICE AND OPPORTUNITY"

January 22nd, 2013

Reinvestment Partners
110 E. Geer St.
Durham, NC 27701

Kenneth A. Kroot
Senior Vice President, Secretary and General Counsel
Two North Riverside Plaza
Suite 800
Chicago, IL 60606

Cc: Larry Medvinsky
Cc: Securities and Exchange Commission
Via electronic mail.

Dear Sir:

I am writing in response to any inquiry made today by Larry Medvinsky of Clifford Chance.

In my letter dated January 8th, 2013, I indicated our willingness to expunge the web page links in our supporting statement.

Mr. Medvinsky indicates that ELS will withdraw its no-action letter to the SEC if I remove those links. We agree to that accommodation.

Therefore, I request that our supporting statement be re-written to this text:

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to Equity Lifestyle Properties' long-term interests.

ELS has spent company resources in 2008 on state and municipal level political activities, according to a number of news articles which would affect rent control ordinances, especially in the state of California. These efforts may include expenditures to influence legislation or regulation in states that do not require disclosure. As such, ELS does not disclose its contributions to tax-exempt

organizations that write and endorse model legislation, such as the company's $50,000 contribution to the Prop. 98 campaign in California.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots political communications.

If I can clarify any other concerns, please contact me. Reinvestment Partners looks forward to continuing our dialogue.

Sincerely,

Adam Rust
Director of Research
Reinvestment Partners
adam@reinvestmentpartners.org

REINVESTMENT PARTNERS


"ADVOCATING FOR ECONOMIC JUSTICE AND OPPORTUNITY"

January 8th, 2013

Adam Rust
Reinvestment Partners
110 E. Geer St.
Durham, NC 27701

US Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Via email: Shareholderproposals@sec.gov
Cc: Clifford Chance US LLP

Dear Sirs:

I would like to respond to the letter dated December 21st, 2012 from Clifford Chance US LLP to the Securities and Exchange Commission Office of Chief Counsel which concerns our proposal relation to Equity Lifestyle Properties.

The letter seeks to characterize links presented in our proposal as false and misleading, and therefore to form the basis for an exclusion of our shareholder proposal.
I believe that this argument lacks merit.

Our purpose in providing links to those sites is merely to provide some historical documentation of the facts in our supporting statement. This is a key distinction. Our claims do not encompass the entirety of the text in either link.

There are two links in our statement. The first supports the statement "ELS has spent company resources in 2008 on state and municipal level political activities, according to a number of news articles which would

affect rent control ordinances, especially in the state of California."

I will acknowledge that I wish I could rearrange the sentence for the sake of improving its grammar, but nonetheless the statement's assertion is simple. The statement simply seeks to establish that ELS has spent company resources in the pursuit of rent control legislation.
http://capitolweekly.net/article.php?xid=wxonmpsox6op8w

The second link is a citation for a fact in the last clause of the sentence "such as the company's $50,000 contribution to the Proposition 98 campaign in California."
http://www.beyondchron.org/news/index.php?itemid=5424

We cited this article is because it reports that the company made a $50,000 donation to the Proposition 98 campaign. This link verifies information in our supporting statement.

Overall, Clifford Chance's letter seems to say that if an element of a cited article is itself misleading, then the supporting statement that refers to it must then be misleading as well. With that assumption, Clifford Chance states that:

- *Our proposal claims false and misleading statements*: Both articles are largely editorials and the opinion contained within them may not be true. However, they do cite facts. Among those facts are the few that relate to our proposal: the company spends money on legislative campaigns, including dollars spent on Proposition 98 and on municipal initiatives in other California cities.
- *Our proposal seeks to defame the character of its CEO, Sam Zell.* Sam Zell is not referenced, either in name or in his title, in the text of our letter.
- *Our proposal uses derisive and inflammatory language.* This is a statement of opinion. I can only counter with my own opinion, which is that the proposal does not use derisive and inflammatory language.
- *Since the Proposition 98 campaign is over, the issue of political contributions is "now a moot issue."* Shareholders have no evidence that the Company has since ceased to spend company resources on legislation, nor do they have any reason to believe that the Company has decided to never do it in the future. This is the issue and it is not moot. The factual basis for our supporting statement remains unchallenged.

The Company is ignoring legal interpretations made by the SEC concerning these issues.
In SEC 14a-8, the only case where a proposal can be rejected for language that is false, misleading, or which impugns character is contained within a supporting statement. The question of whether or not all of the information in those articles is valid is extraneous to this decision. Indeed, the Clifford Chance letter ignores the substance of our statement. Notably, they are not disputing that the Company made a contribution of $50,000 to a legislative campaign.

The key distinction in our mind is that the proposal should be judged by its supporting statement. We acknowledge that the content of both of those articles includes opinion. Our use of those is not to support their opinion but only to provide some reference to the facts that are specifically made in our supporting statement.

We are reasonable shareholders and are intention is not to debate elements of language but to engage the company in a meaningful discussion about a concern. In general, it is difficult to find documentation of

political contributions for state level political actions. This is part of the basis for our proposal in the first place. How else can normal shareholders – not investigative reporters - find this information if the company does not report it?

For the sake of avoiding conflict, Reinvestment Partners is willing to allow the language of the proposal to not include links to those websites. However, we are not willing to change the language in our supporting statements. We believe that factual basis underlying those statements is valid.

Please contact me if I can be of further assistance. Thank you for your work to protect the interests of shareholders.

Sincerely,

Adam Rust

C L I F F O R D

C H A N C E

CLIFFORD CHANCE US LLP

31 WEST 52ND STREET
NEW YORK, NY 10019-6131

TEL +1 212 878 8000
FAX +1 212 878 8375

www.cliffordchance.com

Via email: Shareholderproposals@sec.gov

December 21, 2012

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: **Stockholder Proposal of Reinvestment Partners relating to Equity LifeStyle Properties, Inc.**

Dear Ladies and Gentlemen:

On behalf of our client, Equity LifeStyle Properties, Inc. (the "**Company**"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") to request confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the U.S. Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action to the Commission if the Company excludes, in reliance on Rule 14a-8 under the Exchange Act, the stockholder resolution (the "**Proposal**") received from Reinvestment Partners (the "**Proponent**") on November 28, 2012 from the Company's proxy statement, form of proxy and any other proxy materials (collectively, the "**2013 Proxy Materials**") for its 2013 Annual Meeting of Stockholders (the "**2013 Annual Meeting**").

A copy of the Proposal along with evidence of receipt thereof is attached to this letter as **Appendix A.**

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("**SLB 14D**"), we are emailing this letter and its attachments to the Commission at shareholderproposals@sec.gov no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials. Because this request is being submitted electronically pursuant to the guidance provided in SLB 14D, the Company is not enclosing the additional six (6) copies ordinarily required by Rule 14a-8(j). As required by Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent by email and via overnight mail. Rule 14a-8(k) and Section E of SLB 14D provide that a proponent is required to send to the company a copy of any correspondence which the Proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

SUMMARY OF THE PROPOSAL

The Proposal requests that the Company authorize the preparation of a report, updated annually, disclosing policies, procedures, memberships and payments regarding certain political contributions to be presented to the Company's Audit Committee of the Board of Directors or other relevant oversight committees of the Board of Directors and posted on the Company's website. A copy of the full text of the Proposal is included in this letter as **Appendix A**.

BACKGROUND

The Proponent sent the Proposal to the Company in a letter dated November 26, 2012 (postmarked November 26, 2012) (the "**Letter**"), which the Company received on November 28, 2012. A copy of the Letter is included in **Appendix A**. The Proposal, however, did not include sufficient information with regard to the Proponent's ownership of the Company's stock pursuant to Rule 14a-8(b).

Upon receiving the Proposal, the Company reviewed its records and the Company's stock transfer agent reviewed its records and it was determined that the Proponent's name did not appear in either of those records as a registered stockholder. The Company thereafter sought verification from the Proponent of its eligibility with regard to the Proposal. On December 6, 2012, which was within fourteen (14) calendar days of the Company's receipt of the Proposal, the Company sent a letter via Federal Express overnight delivery notifying the Proponent of the requirements of Rule 14a-8, and how it could remedy the deficiencies associated with the Proposal; specifically, that it provide the required information necessary to prove its eligibility to submit a stockholder proposal in accordance with Rule 14a-8(b) (the "**Deficiency Notice**"). A copy of the Deficiency Notice along with evidence of delivery thereof is attached hereto as **Appendix B**.

Federal Express confirmed the delivery of the Deficiency Notice to the Proponent at 8:00 a.m. Eastern time on December 7, 2012. As such, the Proponent was required to submit a response containing the requisite proof of ownership, which was required to be postmarked no later than December 21, 2012 pursuant to Rule 14a-8(f)(1). The Company received the required proof of ownership materials from the Proponent to satisfy Rule 14a-8(b) on December 14, 2012, a copy of which is included in **Appendix B** attached hereto.

BASIS FOR EXCLUSION

We respectfully request that the Staff concur in the Company's view that the web addresses contained in the Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(3) because the articles referred to therein contain materially false and misleading information in violation of Rule 14a-9, as discussed in more detail below.

ANALYSIS

I. The web addresses contained the Proposal may be excluded under Rule 14a-8(i)(3) because the articles referred to therein contain materially misleading information in violation of Rule 14a-9.

The Staff has stated that, in some circumstances, it may concur in a company's view that it may exclude a website address under Rule 14a-8(i)(3) if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. *See, Staff Legal Bulletin No. 14* (July 13, 2001), at Section F.1 and *Staff Legal Bulletin No. 14G* (October 14, 2012), at Section D. For instance, the Staff has previously required deletion of third-party websites from stockholder proposals where it determined that those websites included false or misleading information. *See e.g., SEC No-Action Letter re Weyerhaeuser Company* (Feb. 6, 2004) (requiring the proponent to revise or remove certain website references contained in the proposal); *SEC No-Action Letter re Pharmacia Corp.* (Mar. 7, 2002) (instructing the proponent to delete certain websites contained in the proposal); *SEC No-Action Letter re The Boeing Co.* (Feb. 23, 1999) (allowing exclusion of a sentence including a website address and a recommendation made on the website); *SEC No-Action Letter re Emerging Germany Fund, Inc.* (Dec. 22, 1998) (stating that "the reference to the Internet site . . . may undermine the proxy process requirements of Rule 14a-8"); *SEC No-Action Letter re Pinnacle West Capital Corp.*(Mar. 11, 1998) (stating "there appears to be some basis for your view that the reference to the web page . . . may be excluded"). Furthermore, the Staff clarified in Section B.1 of Staff Legal Bulletin No. 14B (Sep. 15, 2004) ("**SLB 14B**") that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where . . . statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation [or where] the company demonstrates objectively that a factual statement is materially false or misleading." We believe that the websites referenced in the Proposal are

excludable due to the fact that the articles found on such websites contain irrelevant and materially false and misleading information.

The Company is a fully integrated owner and operator of lifestyle-oriented real estate properties. The Company leases individual developed areas with access to utilities for placement of factory built homes, cottages, cabins or recreational vehicles. Customers may lease individual sites or enter right-to-use contracts providing the customer access to specific properties for limited stays.

The Proposal includes the websites of two articles posted to CapitolWeekly.net and Beyond Chron.org, respectively. Copies of these articles are attached hereto as **Appendix C**. Both of these articles address substantially the same issues and contain many irrelevant, false, misleading and unsubstantiated statements about the Company. Most notably, both articles primarily focus on the profit the Company would stand to make if California Proposition 98 ("**Proposition 98**") were passed. *Prop 98's Passage Could Land $15 Million for Sam Zell's Firm*, CapitolWeekly.net (Feb. 28, 2008) (the "**Capitol Weekly Article**"); Tommi Avicolli-Mecca, *Prop. 98 Backers Stand to Rake in the Dough*, Beyond Chron.org (Mar. 3, 2008) (the "**Beyond Chron Article**"). Not only were both articles largely based on opinion, but both articles were written in early 2008, and California Proposition 98 was defeated on June 3, 2008. Because both articles primarily focus on a proposition that was not passed, both articles are irrelevant and should be excluded from the Proposal, as they could be misleading to stockholders. Additionally, both articles also contain false and misleading statements. One example of misleading information is the assertion in both articles that the Company stands to gain "in excess of $15 million" upon the passage of Proposition 98. *Id.* This information was taken from the Company's annual report on Form 10-K for the year ended December 31, 2005, and is no longer accurate; therefore, its inclusion could improperly influence the view of the Company held by its stockholders, customers and the general public due to the fact that this information is outdated by over six years and the proposition was defeated. The Capitol Weekly Article goes on to claim that the passage of Proposition 98 "could lead to a windfall over time for [Mr.] Zell and [the Company]." This statement is a mischaracterization of the facts, which portrays the Company in an inappropriately negative light, and is therefore misleading in that it implies that Mr. Zell, the Company's Chairman of the Board of Directors, would personally receive a portion of the profits had this proposition passed. The Capitol Weekly Article also states "[Mr.] Zell has made a name for himself purchasing what are considered to be undervalued or distressed properties, and seeking changes in laws and regulations to increase their value." Assuming that this statement is referring to Mr. Zell's actions as Chairman of the Board of the Company, this statement is misleading and untrue as the Company has not sought to change any other laws or

regulations other than the rent control measures detailed in the Company's public filings with the Commission. Moreover, to date, only one of the Company's properties has been subject to the reduction of rent control measures. Far from being a *modus operandi* as claimed in the Capitol Weekly Article, that situation is an outlier among the Company's holdings. The Company notes that, of its 382 owned or partly-owned properties, only 17 are subject to rent control. The Capitol Weekly Article also quotes a 1995 New York Times article calling Mr. Zell a "classic 'vulture' investor." This statement is intended as a personal attack against Mr. Zell, which serves no informative purpose and is aimed solely at influencing the view of the Company held by its stockholders, customers and the general public through derisive and inflammatory language that directly attacks Mr. Zell's character, integrity and personal reputation in violation of Rule 14a-9.

Similar to the Capitol Weekly Article, the Beyond Chron Article contains numerous false and misleading statements. As mentioned previously, the Beyond Chron Article focuses on Proposition 98, which was defeated in June of 2008, rendering the article irrelevant in its entirety. Additionally, the Beyond Chron Article states the Company "will rake in about $15 million" if Proposition 98 were to pass. As mentioned above, this number is no longer accurate or relevant, and therefore the statement is false and misleading. The Beyond Chron Article then goes on to state that the Company has 28 properties in California. In fact, this figure was not even accurate at the time the Beyond Chron Article was published in 2008, as the Company held 48 properties in California according to its annual report on Form 10-K for the year ended December 31, 2007. Although this difference is not large, it further evidences the fact that the article is no longer relevant and the fact that the author was unwilling to check even the most basic facts. Finally, the Beyond Chron Article asserts that Proposition 98 is "a cash cow for folks who already have plenty." This statement contains no factual background and is a clear attempt to depict the Company's actions in a negative light and indirectly imply that the Company engages in immoral and improper conduct without factual foundation in violation of Rule 14a-9.

The the primary focus of these articles is now a moot issue, and the statements and other assertions made in these articles are baseless and are aimed solely at influencing the view of the Company held by its stockholders, customers and the general public through derisive and inflammatory language. Further, these articles contain many statements impugning the character, integrity and personal reputation of Mr. Zell and the Company and charges concerning improper, illegal or immoral conduct without factual foundation in violation of Rule 14a-9. Therefore, the Company believes that these articles are irrelevant to the subject matter of the

Proposal and materially false and misleading, and the websites referring thereto should be excluded from the Proposal pursuant to Rule 14a-8(i)(3) and SLB 14B.

CONCLUSION

For the reasons stated above, it is our view that the Company may exclude the referenced websites from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3). We respectfully request the Staff's concurrence in our view that the referenced websites may be properly excluded from the 2013 Proxy Materials.

If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 878-8149. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by email at larry.medvinsky@cliffordchance.com or fax at (212) 878-8375 when it is available. Thank you for your attention to this matter.

Very truly yours,



Larry P. Medvinsky, Esq.

cc: Kenneth A. Kroot, Esq.
Walter B. Jaccard
Reinvestment Partners

Appendix A

The Proposal

REINVESTMENT PARTNERS

"ADVOCATING FOR ECONOMIC JUSTICE AND OPPORTUNITY"



November 26, 2012

Reinvestment Partners
110 E. Geer St.
Durham, NC 27701

Kenneth A. Kroot
Senior Vice President, Secretary and General Counsel
Two North Riverside Plaza
Suite 800
Chicago, IL 60606

Sir:

Reinvestment Partners, holders of 45 shares of common stock in Equity Lifestyle Properties, would like to submit the attached proposed resolution.

We respectfully request that the proposal be put before shareholders on the proxy ballots which are mailed in anticipation of this year's annual meeting.

Resolved, the Board should authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing political contributions made to legislators, regulators, and for ballot initiatives, including any done on our company's behalf by trade associations. The disclosure should include both direct and indirect contributions and grassroots communications.
2. A listing of payments (both direct and indirect, including payments to trade associations or others) used for direct and grassroots communications, including the amount of the payment and the recipient.
3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation on either the federal, state or local municipal level.
4. Description of the decision making process and oversight by the management and Board for
   a. direct and indirect political contributions or expenditures; and
   b. payment for grassroots expenditures.

For purposes of this proposal, a "grassroots communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

110 E GEER STREET, DURHAM NC 27701 • POST OFFICE BOX 1929, DURHAM NC 27702

TEL (919) 667-1000 • FAX (919) 688-0082 • WWW.REINVESTMENTPARTNERS.ORG

Both "political contribution" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to Equity Lifestyle Properties' long-term interests.

ELS has spent company resources in 2008 on state and municipal level political activities, according to a number of news articles which would affect rent control ordinances, especially in the state of California (http://capitolweekly.net/article.php?xid=wxonmpsox6op8w) The figures contained in these articles may not include any expenditures to influence legislation by mobilizing public support or opposition and do not include expenditures to influence legislation or regulation in states that do not require disclosure. As such, ELS does not disclose its contributions to tax-exempt organizations that write and endorse model legislation, such as the company's $50,000 contribution to the Prop. 98 campaign in California. (http://www.beyondchron.org/news/index.php?itemid=5424)

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots political communications.

Please call or contact me by electronic mail if I can be of further assistance.

Sincerely,



Adam Rust
Director of Research
Reinvestment Partners
(919) 667-1000 x31

adam@reinvestmentpartners.org

Appendix B

Deficiency Notice


ELS

Equity LifeStyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, Illinois 60606
(312) 279-1400
(312) 279-1715 Fax

Direct Dial: (312) 279-1674
Direct Fax: (312) 279-1675
E-mail: walter_jaccard@equitylifestyle.com

December 6, 2012

By Federal Express

Reinvestment Partners
110 E. Greer Street
Durham, NC 27701

Re: Stockholder Proposal Received November 28, 2012

Dear Reinvestment Partners:

On November 28, 2012, we received your letter dated November 26, 2012 (postmarked November 26, 2012), which seeks to submit a stockholder proposal (the "Proposal") for inclusion in the proxy materials for the Equity LifeStyle Properties, Inc. 2013 annual stockholders' meeting (the "Proxy Materials"). Your submission is governed by Rule 14a-8 ("Rule 14a-8") of Regulation 14A under the Securities and Exchange Act of 1934, as amended. We have included a copy of Rule 14a-8, which is attached hereto as Annex A, for your reference. The purpose of this letter is to inform you that your submission does not comply with Rule 14a-8.

Based on our review of the information you provided, we are unable to conclude that your submission meets the eligibility requirements of Rule 14a-8 for inclusion of the Proposal in the Proxy Materials. Rule 14a-8(b) states that, in order to be eligible to submit a proposal for the Equity LifeStyle Properties, Inc. 2013 annual stockholders' meeting, you must have continuously held at least $2,000 in market value, or 1 percent, of Equity LifeStyle Properties, Inc.'s common stock (the class of Equity LifeStyle Properties, Inc.'s securities entitled to be voted on the Proposal at the meeting) for at least one year by the date on which you submitted the Proposal (i.e. for the one-year period preceding and including the date that your Proposal was postmarked). Rule 14a-8(b) also states that you must continue to hold the required amount of Equity LifeStyle Properties, Inc.'s common stock through the date of the Equity LifeStyle Properties, Inc. 2013 annual stockholders' meeting, and must provide us with a written statement of your intent to do so.

Our transfer agent has reviewed the list of record owners of common stock, and you are not listed as a registered owner. Also, we are not able to confirm from our records that you have continuously held the required amount of common stock for at least one year by the date you submitted your Proposal. Please note that Rule 14a-8(b)(2)(i) provides that a stockholder who is

not a registered owner of common stock must provide proof of ownership by submitting a written statement "from the 'record holder' of the securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the stockholder held the required amount of common stock continuously for at least one year. On October 18, 2011, the Division of Corporation Finance of the Securities and Exchange Commission published Staff Legal Bulletin No. 14F ("SLB 14F"), which provides that only brokers or banks that are participants of the Depository Trust & Clearing Company (the "DTC") will be viewed as "record" holders for purposes of Rule 14a-8. Further, it states that if a stockholder's broker or bank is not on DTC's participant list, then that stockholder must provide two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the stockholder's broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership. On October 16, 2012, the Division of Corporation Finance of the Securities and Exchange Commission published Staff Legal Bulletin No. 14G ("SLB 14G") which further clarified the DTC participant requirement to provide that a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant for purposes of Rule 14a-8(b)(2)(i). Please see SLB 14F and SLB 14G for further information, both of which are attached hereto as Annex B and Annex C, respectively, for your reference.

Therefore, in order to remedy this defect in your Proposal, you must submit sufficient proof of your ownership of Equity LifeStyle Properties, Inc.'s common stock. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

1. a written statement from the "record" holder of your stock (usually a broker or a bank) that is a DTC participant verifying that, at the time you submitted the Proposal, you had continuously held at least $2,000 in market value, or 1 percent, of Equity LifeStyle Properties, Inc.'s common stock for at least one year by the date on which you submitted the Proposal (i.e. for the one-year period preceding and including the date that your Proposal was postmarked); or

2. if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite amount of Equity LifeStyle Properties, Inc.'s common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Equity LifeStyle Properties, Inc.'s common stock for the one-year period.

In either case, you must also provide a statement indicating that you will continue to hold the required amount of Equity LifeStyle Properties, Inc.'s common stock through the date of the Equity LifeStyle Properties, Inc. 2013 annual stockholders' meeting.

Pursuant to Rule 14a-8(f), if you would like us to consider the Proposal for inclusion in the Proxy Materials, you must send a revised notice that corrects the deficiency noted above. If you wish to mail your response to the address above or submit it to the email address or fax number,

it must be postmarked or transmitted no later than 14 calendar days from the date you receive this letter.

Please note that we reserve the right to submit a no-action request to the Securities and Exchange Commission, as appropriate, to exclude the Proposal from the Proxy Materials on substantive grounds. If we do so, we will notify and inform you of our reasons for doing so in accordance with Rule 14a-8.

Sincerely,



Walter B. Jaccard
Vice President – Legal

Enclosures
cc: Kenneth A Kroot

Annex A

§ 240.14a-8 Stockholder proposals.

This section addresses when a company must include a stockholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of stockholders. In summary, in order to have your stockholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a stockholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A stockholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's stockholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for stockholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a stockholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of stockholders. However, if like many stockholders you are not a registered holder, the company likely does not know that you are a stockholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of stockholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d–101), Schedule 13G (§ 240.13d–102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each stockholder may submit no more than one proposal to a company for a particular stockholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§ 249.308a of this chapter), or in stockholder reports of investment companies under § 270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, stockholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of stockholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a–8 and provide you with a copy under Question 10 below, § 240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of stockholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the stockholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its stockholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by stockholders under the laws of the jurisdiction of the company's organization;

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a–9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other stockholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a stockholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent stockholder vote required by § 240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent stockholder vote required by § 240.14a–21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to stockholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to stockholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy

statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my stockholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to stockholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes stockholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes stockholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a–6.

Annex B

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In The *Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers

generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership

only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

> **1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

> **2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by

Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and

to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

Annex C

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b) (2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least

$2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date before the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date after the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and

SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under

Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

From: **Adam Rust** <adam@reinvestmentpartners.org>
Date: Fri, Dec 14, 2012 at 10:56 AM
Subject: Reinvestment Partners Shareholder Proposal documentation
To: walter_jaccard@equitylifestyle.com

Dear Mr. Jaccard:

Attached please find documents which support our ownership and tenure of shares in Equity Lifestyle.

Thanks again. I look forward to working together with you in the near future.

--

Adam Rust
Research Director
Reinvestment Partners
P.O. Box 1929
Durham, NC 27701
adam@reinvestmentpartners.org
(919) 667-1557 x31

Read my Blog - www.Banktalk.org

Note: *As of January 1, 2012, The Community Reinvestment Association of North Carolina changed its name to Reinvestment Partners.*
My former email was adam@cra-nc.org

--

Walter B. Jaccard
Vice President - Legal
Equity LifeStyle Properties, Inc.
Direct: 312-279-1674
Cell: 206-473-7153
walter_jaccard@equitylifestyle.com

REINVESTMENT PARTNERS 

"ADVOCATING FOR ECONOMIC JUSTICE AND OPPORTUNITY"

Reinvestment Partners
110 E. Geer St.
Durham, NC 27701

Walter Jaccard
Equity Lifestyle Properties, Inc.
Two North Riverside Plaza
Suite 380
Chicago, IL 60606

Cc: Kenneth Kroot

Dear Mr Jaccard:

Attached please find a letter from Schwab which confirms our ownership of 45.8758 shares of Equity Lifestyle Properties.

This letter addresses the concerns listed in your letter of December 6th, 2012. We do agree that the SEC rules require a shareholder to own either 1 percent or $2,000 worth of shares, and to have owned them for the prior twelve months, in order to submit a proposal.

I will assure you as well that Reinvestment Partners will continue to hold this position in ELS through the date of the 2013 stockholder meeting.

If you have questions for Schwab, then you should follow up with their Resolution Team. Their contact information is included in the letter.

I look forward to our continued dialogue.

Sincerely,

Adam Rust
Director of Research
Reinvestment Partners

charles SCHWAB

December 13, 2012

Account #: ****-FISMA & OMB Memorandum M-07-1
Questions: (877)561-1918X71526

Joel Skillern
P.O. Box 1929
Durham, NC 27702

Dear Joel Skillern,

Reinvestment Partners is the beneficial holder of 45.8758 shares of stock in Equity Lifestyle Properties and has been from the past twelve months from the resolution date filed November 26, 2012. The shares have maintained a minimum of $2,000 in value over the past year.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918X71526.

Sincerely,

Kristi Smith

Kristi Smith
Specialist - Resolution Team
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482
(877)561-1918X71526

Appendix C

Online Articles